Filed by Citigroup Inc. and
                                            Associates First Capital Corporation
                                   Pursuant to Rule 425 under the Securities Act
                                of 1933 and deemed filed pursuant to Rule 14a-12
                         under the Securities Exchange Act of 1934 in respect of
                                            Associates First Capital Corporation
                                                     Commission File No. 2-44197



For immediate release
Citigroup Inc. (NYSE symbol: C)
Associates First Capital Corporation (NYSE symbol: AFS)
October 6, 2000


           CITIGROUP AND ASSOCIATES FIRST CAPITAL CORPORATION GRANTED
             EARLY TERMINATION OF HART-SCOTT-RODINO WAITING PERIOD


New York, NY, October 6, 2000 - Citigroup, Inc. (NYSE: C) and Associates First Capital Corporation (NYSE: AFS; "Associates") today announced that the Federal Trade Commission has informed them that early termination of the required waiting period has been granted under the Hart-Scott-Rodino Antitrust Improvements Act applicable to the pending acquisition of Associates by Citigroup.

The transaction, which is expected to close on or about year end, is subject to approval by Associates shareholders and various international and domestic regulatory authorities.


                                      # # #


In connection with the proposed transaction, Citigroup filed a registration statement on Form S-4 and Associates filed a proxy statement, each with the Securities and Exchange Commission. Investors and security holders are advised to read the registration statement and the proxy statement because they contain important information. Investors and security holders may obtain a free copy of the registration statement and the proxy statement and other documents filed by Citigroup and Associates with the SEC at the SEC's web site at http://www.sec.gov. Free copies of the registration statement and other documents filed by Citigroup with the SEC may also be obtained from Citigroup by directing a request to Citigroup Inc., 153 East 53rd Street, New York NY 10043,
Attention: Treasurer (212-559-1000). Free copies of the proxy statement and other documents filed by Associates with the SEC may also be obtained from Associates by directing a request to Associates First Capital Corporation, 250 East Carpenter Freeway, Irving TX 75062, Attention: General Counsel (972-652-4000).

Associates and certain other persons referred to below may be deemed to be participants in the solicitations of proxies of Associates' shareholders to adopt the agreement providing for Citigroup's acquisition of Associates. The participants in the solicitation may include the directors and executive officers of Associates, who may have an interest in the transaction including as a result of holding shares or options of Associates. A detailed list of the names and interests of Associates' directors and executive officers is contained in Associates proxy statement for its 2000 Annual Meeting, which may be obtained without charge at the SEC's web site at http://www.sec.gov.

Citigroup (NYSE: C), the most global financial services company, provides some 100 million consumers, corporations, governments and institutions in over 100 countries with a broad range of financial products and services, including consumer banking and credit, corporate and investment banking, insurance, securities brokerage and asset management. The 1998 merger of Citicorp and Travelers Group brought together such brand names as Citibank, Travelers, Salomon Smith Barney, CitiFinancial and Primerica under Citigroup's trademark red umbrella. Additional information may be found at www.citigroup.com

Associates, established in 1918, is a leading diversified finance company providing consumer and commercial finance, leasing, insurance and related services worldwide. Associates, headquartered in Dallas, has operations in the United States and 14 international markets. For more information, visit Associates Web site at www.theAssociates.com

Media:    Leah Johnson   212-559-9446
Analysts: Sheri Ptashek  212-559-4658